Exhibit (a)(1)(J)

On July 30, 2010, The NASDAQ OMX Group, Inc. (the “Company”) held its quarterly Global Employee Town Hall Meeting. At the meeting, Robert Greifeld, Chief Executive Officer, and William H. Morgan, Senior Vice President, Human Resources, discussed the Company’s Option Exchange Program. The following is a transcript of the portions of the meeting that related to the Option Exchange Program.

Transcript of Portions of Global Employee Town Hall Meeting

The NASDAQ OMX Group, Inc.

July 30, 2010

Robert Greifeld:	Now, the important point to this for many of the people on the call today is we have a stock option exchange program. And that stock option exchange program runs out, I believe, what, next week, Bill?

William H. Morgan:	August 3rd.

Robert Greifeld:	August 3rd, which is early next week. A lot of these stock options are given out during the ebullient times where the multiples were 20 or 30 times, based upon large demand coming into the market, right, large inflows into equity investment. We don’t have that today. Reasonable people believe we’re not going to see that kind of demand in the equity marketplace when people are buying equities for a period of time.

So the first thing I would say is, if you’re going to make a decision, make sure it’s a decision of commission on whether or not you want to take advantage of the exchange program. We’re a little bit emotionally invested in this for senior management, because we spent 18 months building up the support at the board level and the shareholders to get this approved. We personally think it’s the right decision for most people to do it, but you have to make your own decisions on what to do.

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Robert Greifeld:	Here’s a question that I have some issue with. “There has been some rather cynical water-cooler discussion going around that the reason the stock price is being determined for the option exchange program on August the 3rd is for NASDAQ OMX to benefit at the expense of the employees from the planned announcement of the SMARTS acquisition and the strong second quarter results. Why [was] the August 3rd date chosen? And why not choose a strike price ahead of time and inform the employees?”

So, legally, we had to, based on when the program was set up, go with August the 3rd. And we’ll put [out] the detail[ed] analysis why. But why I get upset with this question, we didn’t have to do the stock [option] exchange program. And it took a lot of work to get the board to agree to do it, first at the comp committee, then at the board, and we then had to work with the investors to do it.

And senior management was precluded from benefiting from it, but clearly, we thought it was the right thing to do, because we knew a lot of the stock options were granted in a period of time where there’s huge equity inflows in the market that increase supply, that increase demand, increase the multiples, and that’s what the stock options were granted on.

So we thought it was very important to do it, and I have to say that we received a lot of compliments – I’m not going to repeat them – from the questions about [what] was happening.

But, clearly, there was no ulterior motive to it. It was just seen as something you want to do and that was a good thing for the employees. And from our personal opinion, one, we’re not allowed to advocate you should do it, but we’re certainly saying, for those of you who are eligible for the plan, it runs out August 3rd, I think you want to take a long, hard look at it.

And right now, how many of the employees who are eligible have elected?

William H. Morgan:	As of [July 28], we had a total of [248] out of [approximately 400 eligible employees].

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You should read the Tender Offer Statement on Schedule TO and exhibits, including the Offer to Exchange dated July 7, 2010, that NASDAQ OMX has filed with the Securities and Exchange Commission (the “SEC”) because they contain important information about the Option Exchange Program. You can access these documents at the Program website at https://nasdaqomx.equitybenefits.com or at the SEC’s website at www.sec.gov. Neither NASDAQ OMX nor our Board of Directors or its Management Compensation Committee are making any recommendation as to whether you should participate in the Program. You must make your own decision as to whether or not to participate in the Program. For questions regarding personal tax implications or other questions, you should talk to your own legal, financial and tax advisors.